CODE OF ETHICS OF OCEANSTONE FUND

I. Definitions

(a) "Access person" means any trustee, officer, or advisory person of the

Fund.

(b) "Advisory person" means any employee of the Fund who, in connection with his regular functions or duties, obtains information regarding the purchase or sale of a security by the Fund.

(c) “Covered security” is "being considered for purchase or sale" when a recommendation to purchase or sell the Covered Security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

(d)  "Disinterested trustee" means a trustee of the Fund who is not an "interested person" of the Fund within the meaning of Section  2(a)(19) of the Investment Company Act of 1940.

(e)  "Fund" means the Oceanstone Fund.

(f) “He” and "his" shall include masculine and feminine genders.

II. Exempted Transactions

The prohibitions of Section III of this Code shall not apply to:

(a) Purchases or sales effected in any account over which the access person has no direct or indirect influence or control;

(b) Purchases or sales that receive the prior approval of the Board of

Trustees because they are only remotely potentially harmful to the Fund, because they would be very unlikely to affect a highly institutional market, or because they clearly are not related economically to the securities to be purchased, sold or held by the Fund.

III. Prohibited Purchases and Sales

(a) No access person shall purchase or sell, directly or indirectly, any security that at the time of such purchase or sale:

(i) is being considered for purchase or sale by the Fund; or

(ii) is being purchased or sold by the Fund.

(b) An access person may buy or sell for himself securities that he also buys or sells for the Fund. An access person shall recognize his fiduciary duty to the Fund and its shareholders and therefore follow a stringent policy to avoid “front-running”. When an access person buys or sells for himself securities that he also buys or sells for the Fund, all the orders to buy or sell for the Fund’s accounts will need to be filled or withdrawn, before the orders to buy or sell the same security for an access person’s own personal accounts are entered.

(c) No access person shall disclose, divulge or communicate to any person (other than another access person), directly or indirectly, any "inside" information regarding the portfolio securities and portfolio security transactions of the Fund.

IV. Reporting

(a) Every access person, no later than 10 days after the end of a calendar quarter, shall report to the Fund with respect to transactions by which such access person acquires any direct or indirect beneficial ownership in a covered security. Such report shall contain the following information:

     (i)      the date of the transaction, the title and the number of shares,

              and the principal amount of each security involved;

     (ii)     the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

     (iii)    the price at which the transaction was effected; and

     (iv)     the name of the broker, dealer or bank with or through whom the transaction was effected.

 (b) A disinterested trustee of the Fund need only report a transaction in a covered security if such trustee, at the time of that transaction, knew, or in the ordinary course of fulfilling his official duties as trustee of the Fund, should have known, that during the 15-day period immediately preceding the date of the transaction by the trustee, such covered security was being purchased or sold by the Fund or was being considered by the Fund or its investment adviser for purchase or sale by the Fund.

V. Sanctions

Upon discovering a violation of this Code, the Board of Trustees of the Fund may impose such sanctions as it deems appropriate, including a letter of censure or suspension or termination of the employment of the violator.

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